SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

 Alto Palermo S.A. (APSA)
(Exact name of Registrant as specified in its charter)

Alto Palermo S.A. (APSA)
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

ALTO PALERMO S.A. (APSA)
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter filed with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires on February 11, 2014.

In compliance with the regulations in force, please regard the following information for the six-month period ended December 31, 2013 and 2012 as duly received:

Profit for the Period	12/31/2013	12/31/2012
Attributable to:
Shareholders' Equity	240,569	166,866
Non-controlling interest	16,449	8,890

Shareholders' Equity:
Capital stock	126,014	126,014
Restatement of capital stock	69,381	69,381
Share premium	444,226	444,226
Reserve for stock-based payments	15,830	6,607
Reserve for new projects	-	3,302
Legal reserve	39,078	39,074
Special reserve	15,802	15,802
Retained earnings	241,352	164,224
Purchase of additional interest in subsidiaries	(19,707)	(19,707)
Non-controlling interest	175,067	161,892
Total Shareholders' Equity	1,107,043	1,010,815

In compliance with section o) of the Regulations above mentioned, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS. 126,014,050.8 divided into 1,260,140,508 registered non-endorsable common shares of ARS 0.10 par value each and entitled to 1 vote per share, as per the following detail:

Shareholder	Shares	Interest
IRSA Inversiones y Representaciones Sociedad Anónima1	1,205,765,014	95.68%
Other Shareholders	54,375,494	4.32%

1 Includes the interest of E-Commerce.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Alto Palermo S.A. (APSA)

By:	/S/ Saúl Zang
Saúl Zang
Responsible of relationship with the markets
February 11, 2014